SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25


                        Commission File Number 000-49962


(Check One): |_| Form 10-KSB |_| Form 11-K Form 20-F |X| Form 10-QSB
|_|  Form N-SAR
         For Period Ended:        June 30, 2008
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|_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
|_| Transition Report on From 11-K
         For the Transition Period Ended:
                                          --------------------------------------


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant NEAH POWER SYSTEMS, INC.
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Former name if applicable
                          --------------

Address of principal executive office (Street and number)

                         22118 20th Avenue SE, Suite 142
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City, state and zip code         Bothell, Washington 98021
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


Part II

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date;

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

      State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

      Our Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2008 (the "Quarterly Report") cannot be filed within the prescribed time period because of the additional time required to finalize the Quarterly Report and the consolidated financial statements included therein, which work cannot be completed without unreasonable effort and expense. Our management is working diligently to complete the Quarterly Report as expeditiously as possible. We expect that the Quarterly Report that is the subject hereof will be filed within the time allowed by this Form 12b-25.

Part IV

      (1) Name and telephone number of person to contact in regard to this notification.

                          Stephen Wilson (425) 424-3324
                          -----------------------------

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                                 Yes |X| No |_|

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal quarter will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Yes |X| No |_|

      We anticipate a significant change in our results of operations for the three and nine months ended June 30, 2008 as compared to the three and nine months ended June 30, 2007 for the reasons described below.

      We expect to incur net losses of approximately $1.3 million and $5.4 million, respectively, for the three months and nine months ended June 30, 2008 as compared to net losses of approximately $1.9 million and $6.9 million, respectively, for the three and nine months ended June 30, 2007.

      The decreases in our net losses are primarily due to contract revenues of $0.5 million and $1.2 million, respectively, for the three and nine month periods ended June 30, 2008, as compared to no contract revenues received for the same periods in 2007.

      The 2008 figures are subject to further review and adjustment.


      NEAH POWER SYSTEMS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 14, 2008          By:      /s/  Dr. Gerard C. D'Couto
                                    ---------------------------------------
                                         Name:    Dr. Gerard C. D'Couto
                                         Title:   President and Chief
                                                  Executive Officer